

Mail Stop 4561

February 2, 2017

Robert F. X. Sillerman
Chief Executive Officer
Function(x) Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re: Function(x) Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2017**
> **File No. 333-215188**

Dear Mr. Sillerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2016 letter.

<u>Free Writing Prospectuses</u>

1.   We note that you filed free writing prospectuses on January 19, 2017 and January 23, 2017. Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to these FWPs, given that the prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it omits the volume or amount of shares being offered.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

General

2.   Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your current summary appears lengthy and repeats much of the information fully discussed in the MD&A and business sections. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language, and revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

Our Company

Digital Publishing, page 2

3.   We note the revenue growth chart on page 3, which presents your monthly digital publishing revenue through December 2016, but you have not included financial statements through December 31, 2016. To the extent you include partial and preliminary financial results in the prospectus prior to effectiveness, please explain why you can provide only partial and preliminary financial information at the time of the offering, and expand this presentation to include narrative disclosure that puts this information in context, including disclosure of your net losses to date.

4.   Please expand your disclosure to explain how you measure page views and how page views are distinguished from visits.

Risk Factors

"If we do not consummate the restructuring transactions that we are currently negotiating…," page 17

5.   We note your statement that if the restructuring transactions are not consummated, then it could become more difficult to complete this offering. Please explain why it would be more difficult to complete the offering if the restructuring transactions are not consummated, and tell us whether the offering is contingent on completing the restructuring transactions.

"The issuance and sale of common stock…," page 18

6.   We note this risk factor added in response to prior comment 1 regarding the market overhang that may result from resales of your common stock in concurrent offerings. Please revise to specify the number of shares that may be offered for resale in the

concurrent registered offerings and indicate the number of such shares that are issuable upon exercise or conversion of other securities.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

7.   We note the Forms D filed on January 17, 2017 with the following accession numbers: 0000725876-17-000003, 0000725876-17-000004, 0000725876-17-000005, 0000725876-17-000007 and 0000725876-17-000008. Please tell us to which transactions these Forms D relate. In this regard, we were unable to locate the Forms D that relate to the MGT Sports Exchange Agreement transactions.

Item 16. Exhibits, page II-5

Exhibit 5.1

8.   Please provide an opinion of counsel with respect to whether the representatives' warrants covered by your registration statement are binding obligations of the company under the law of the jurisdiction governing the warrants.

        Please contact Ji Shin, Attorney-Advisor at (202) 551-3579 or me at (202) 551-3483 with any questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: Aron Izower, Esq.
        Reed Smith LLP